PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 26, 2001)
                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-55386

                                  $850,000,000

                               OMNICOM GROUP INC.
                      Liquid Yield Option(TM) Notes due 2031
                              (Zero Coupon-Senior)

      This prospectus supplement relates to the resale by the selling securityholders of Liquid Yield Option(TM) Notes (Zero Coupon -- Senior) due 2031 (the "LYONs") of Omnicom Group Inc. and the shares of common stock issuable upon the conversion and/or redemption of the LYONs.

      This prospectus supplement should be read in conjunction with the prospectus dated February 26, 2001, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

      The following information replaces in its entirety the information provided in the prospectus under the caption "Selling Securityholders."

                             SELLING SECURITYHOLDERS

      The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this prospectus, as amended or supplemented, any and all of the LYONs and the shares of common stock issuable upon conversion and/or redemption of the LYONs.

      Set forth below are the names of each selling securityholder, the principal amount of LYONs that may be offered by such selling securityholder pursuant to this prospectus, as amended or supplemented, and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

      The following table sets forth certain information received by us on or prior to March 6, 2001. However, any or all of the LYONs or common stock listed below may be offered for sale pursuant to this prospectus, as amended or supplemented, by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their LYONs since the date on which the information regarding their LYONs was provided, in transactions exempt from the registration requirements of the Securities Act.

                                                     Aggregate Principal Amount  Percentage   Common Stock   Common Stock
                                                        of LYONs at Maturity      of LYONs    Owned Prior     Registered
                        Name                              that may be Sold       Outstanding  to Conversion    Hereby(1)
-------------------------------------------------    --------------------------  -----------  -------------   -----------
AIG SoundShore Holdings Ltd. .........................       $ 6,451,000               *             --          58,639
AIG SoundShore Opportunity Holding Fund Ltd. .........         7,328,000               *             --          66,611
AIG SoundShore Strategic Holding Fund Ltd. ...........         4,221,000               *             --          38,368
Arpeggio Fund, L.P. ..................................         1,000,000               *             --           9,090
Bear, Stearns & Co., Inc. ............................         2,500,000               *             --          22,725
HighBridge International LLC .........................        30,000,000            3.53%            --         272,700
IMF Convertible Fund .................................           700,000               *             --           6,363
Investcorp - SAM Fund Ltd. ...........................         3,200,000               *             --          29,088
KBC Financial Products USA ...........................         1,000,000               *             --           9,090
Merrill Lynch, Pierce, Fenner & Smith Incorporated(2)         15,100,000            1.78%            --         137,259
Morgan Stanley & Co. Incorporated(3) .................        15,000,000            1.76%            --         136,350
Nomura Securities International, Inc. ................        15,000,000            1.76%       307,158         136,350
Onyx Fund Holdings, LDC ..............................        12,000,000            1.41%            --         109,080
R2 Investments, LDC ..................................       122,000,000           14.35%            --       1,108,980
Rhapsody Fund, LP ....................................         3,700,000               *             --          33,633
Royal Bank of Canada .................................         6,000,000               *         95,033          54,540
SAM Investments LDC ..................................        50,000,000            5.88%            --         454,500
St. Albans Partners Ltd. .............................        13,000,000            1.53%            --         118,170
Tribeca Investments LLC ..............................        25,000,000            2.94%            --         227,250
White River Securities L.L.C. ........................         2,500,000               *             --          22,725
All other holders of LYONs or future transferees,
  pledgees, donees or successors of any
  such holders(4)(5) .................................       514,300,000           65.06%            --       4,674,989
                                                            ------------          -------       -------       ----------
  Total ..............................................      $850,000,000          100.00%       402,191       7,726,500
                                                            ============          =======       =======       =========

*  Less than 1%

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(1)   Assumes  conversion of all of the holder's  LYONs at a conversion  rate of
      9.09 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of the LYONs -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2) Merrill Lynch, Pierce, Fenner & Smith Incorporated was the initial purchaser in the private placement on February 7, 2001 in which the LYONs were originally issued. Merrill Lynch has advised us that it is not aware of any position, office or directorship relationship that it has had with Omnicom or its affiliates. However, Merrill Lynch has advised us that it may have, from time to time, acted in a financial investment advisory capacity to Omnicom.

(3) Morgan Stanley & Co. Incorporated was the initial purchaser in the offering of $230,000,000 aggregate principal amount of 2 1/4% convertible subordinated debentures due 2013 on January 6, 1998 by Omnicom.

(4) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(5) Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.
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            The date of this Prospectus Supplement is March 9, 2001.

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